Peak Implements Chinese Digital Currency and Welcomes China's 2nd Largest Steel Supplier to its Ecosystem

Montreal, Quebec--(Newsfile Corp. - December 11, 2020) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that its Gold River and Cubeler Lending Hub platforms are now ready to support China's new Digital Currency Electronic Payment (DC/EP).

Unlike cryptocurrencies such as Bitcoin, China's DC/EP is legal tender, it's backed by yuan deposits, centralized and not anonymous. It is managed by China's Central Bank, which requires the country's banks to convert a part of their yuan holdings into DC/EP form and distribute them to businesses and citizens via mobile technology. The DC/EP took over five years to develop and is expected to help bring China's unbanked population into the mainstream economy and accelerate the country's move to a cashless society.

Peak began preparing its platforms for the DC/EP last month with the hiring of former People's Bank of China senior manager, Mr. Wenjun Wu, as a special advisor to assist the Company in that capacity. Through Mr. Wu's expertise in the matter and his relationship with the Postal Savings Bank of China (http://www.psbc.com/en/), one of a select few banks with the DC/EP API, Peak's platforms are now among the first to provide clients with the ability to conduct DC/EP transactions. In addition to its inherent security features, the DC/EP offers several benefits to businesses and financial institutions alike. For instance, loans and credit transactions conducted in DC/EP will on average carry lower interest rates than similar transactions conducted in regular yuan and transactions will be settled instantly, all of which are expected to make DC/EP transactions the preferred way of conducting business in China, and a way to increase transaction volume on Peak's platforms. The Company plans to run a pilot project beginning later this month with a few supply-chain financing related transactions before making the feature available to all Gold River and Lending Hub clients.

Peak's DC/EP pilot project will coincide with the arrival of Xingcheng Special Steel Works Ltd. ("XSSW") (https://xctg.citicsteel.com/) to the Cubeler Lending Hub Ecosystem. XSSW is a subsidiary of conglomerate CITIC Ltd. (https://www.citic.com/en/). It's the 2nd largest supplier of specialized steel products in China servicing a variety of industries and manufacturers with products such as bearings, alloy steel wires, plates, rods and springs that go into the making of numerous products. Peak and XSSW were connected through the Jiangyin Financial Centre following a series of financing requests from Jiangyin manufacturers to purchase material from XSSW. By officially adding XSSW to Lending Hub's list of approved suppliers and working in partnership with XSSW, Peak will now be able to offer its supply-chain financing services to all XSSW clients through joint marketing initiatives.

Wall Street Reporter's NEXT SUPER STOCK Livestream - December 15, 2020

Peak will be a featured presenter at Wall Street Reporter's NEXT SUPER STOCK livestream conference on Tuesday, December 15, 2020 at 1:00pm EST. CEO Johnson Joseph will discuss Peak's latest news events and answer investor audience questions. Those interested can click the following link to register and join the livestream: Next Super Stock Livestream Registration.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251

cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO

514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/70063